20549-0408

August 1, 2007

Legacy Mining Ltd.
The Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

Re: Legacy Mining Ltd.
   Form SB-2, amendment number 6, filed July 24, 2007
   File Number 333-138672

Dear Sir:

We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1. Please revise the cover to indicate which shares will be sold first, those of the company or the selling shareholders.

2. Please disclose that the proceeds from the sale of company shares will be available for immediate use.

3. Please move the last sentence of the last paragraph - regarding the possibility of a loss to the company from the offering - to the beginning of the paragraph and place it in bold face type.

4.   Please ensure that you cover is limited to one page.

Net Proceeds to us, page 12

5.   Please revise this section to specifically disclose the reason for the offering, given that it may result in a loss to the company. We note the disclosure regarding SEC reporting status and listing of the shares. If these are the reasons for the offering specifically disclose this and explain why these events are desired, even at the risk of an offering that losses money. Provide comparable information on page 22.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We again note that, notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to David Irving at 202-551-3321, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3421.

Sincerely,

Michael Clampitt
Staff Attorney

By fax: Penny O. Green
        Fax number 604-408-5177